SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2009

Commission File Number 000-20181

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi
Kaya Richard J. Beaujon z/n
P.O. Box 837
Willemstad
Curaçao, Netherlands Antilles
(599) (9) 7366277
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2009	Sapiens International Corporation N.V. (Registrant) By: /s/ Roni Giladi —————————————— Roni Giladi Chief Financial Officer

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SAPIENS INTERNATIONAL CORPORATION N.V.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on December 17, 2009

To the Shareholders of Sapiens International Corporation N.V. (the “Company”):

Notice is hereby given that the Annual General Meeting of Shareholders (the “Meeting”) of the Company will be held at the registered offices of the Company at Landhuis Joonchi, Kaya Richard J. Beaujon z/n, Curaçao, Netherlands Antilles, on December 17, 2009 at 10:00 am (Curaçao time), for the following purposes:

1.	To approve the Board of Directors’ annual report on the management of the business of the Company for the year ended December 31, 2008.

2.	To adopt the Company’s Consolidated Balance Sheets as of December 31, 2008 and the related Consolidated Statements of Operations (profit and loss account) and Cash Flows for the year then ended.

3.	To approve the discharge of the Board of Directors for the management of the affairs of the Company for the year ended December 31, 2008.

4.	(a) To elect the following slate of nominees to the Board of Directors of the Company to serve as directors of the Company until the next annual general meeting of shareholders of the Company: Guy Bernstein, Eyal Ben-Chlouche, Roni Al Dor, Yacov Elinav, Uzi Netanel, Naamit Salomon, and United International Trust N.V.

(b) To ratify the non-re-election of Mr. Eli Reifman as director and Chairman of the Board of Directors and Hadas Gazit Kaiser as a director.

5.	To approve the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as independent public accountants to audit the accounts of the Company for the year ending December 31, 2009.

6.	To transact such other business and to take action upon such other matters as may properly come before the Meeting or any adjournment thereof.

The close of business on November 16, 2009 has been fixed as the record date of the Meeting. All shareholders of record at such time are entitled to notice of, and to vote at, the Meeting.

Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.

By Order of the Board of Directors Roni Al Dor President and Chief Executive Officer

Curaçao, Netherlands Antilles
November 17, 2009

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PROXY STATEMENT

Sapiens International Corporation N.V.
Landhuis Joonchi
Kaya Richard J. Beaujon z/n
Curaçao, Netherlands Antilles

ANNUAL GENERAL MEETING OF SHAREHOLDERS

December 17, 2009

        This Proxy Statement is being furnished in connection with the solicitation by the board of directors (the “Board of Directors”) of Sapiens International Corporation N.V. (the “Company”) of proxies for use at the Company’s Annual General Meeting of Shareholders (the “Meeting”) to be held on December 17, 2009, or at any adjournment thereof. Business at the Meeting is conducted in accordance with the procedures determined by the presiding officer and is generally limited to matters promptly brought before the Meeting by or at the request of the Board of Directors or its Chairman.

        The Company’s Annual Report on Form 20F for the year ended December 31, 2008 (the “Annual Report”) will be available for inspection by shareholders at the registered offices of the Company at Landhuis Joonchi, Kaya Richard J. Beaujon z/n, Curaçao, Netherlands Antilles and at the Company’s offices at 3 Meir Weisgal Road, Rabin Science Park, Nes Ziona, Israel. A soft copy of the Annual Report is available on the Company’s Web site at www.sapiens.com/AnnualReports/. The Company’s Consolidated Balance Sheets as of December 31, 2008, and the related Consolidated Statements of Operations (profit and loss account) and Cash Flows for the year ended December 31, 2008, are included in the Annual Report.

VOTING PROCEDURE

        Each shareholder of record at the close of business on November 16, 2009 is entitled to notice of, and to vote at, the Meeting. All holders of the Company’s Common Shares entitled to vote at the Meeting are referred to herein as “Shareholders.” Each Common Share held by such a Shareholder is entitled to one vote for each matter to be voted on at the Meeting. The Articles of Incorporation of the Company state that no action may be taken at any General Meeting of Shareholders unless a quorum consisting of the holders of at least one-half of the outstanding shares having voting rights are present at such meeting in person or represented by proxy. If a quorum is not present in person or represented by proxy at any such meeting, a second general meeting shall be called to be held within two months, at which second meeting the quorum requirements shall not apply. Each resolution proposed at the Meeting requires the affirmative vote of Shareholders present in person or represented by proxy and holding Common Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution.

        Shares cannot be voted at the Meeting unless the owner of record is present in person or represented by proxy. The Company is incorporated in the Netherlands Antilles and, as required by the laws thereof and the Company’s Articles of Incorporation, general meetings of shareholders must be held in Curaçao where the Company is established. The enclosed proxy card is a means by which a Shareholder may authorize the voting of shares at the Meeting. It may be revoked at any time by written notice to the Secretary of the Company before it is voted. If it is not revoked, the shares represented will be voted in accordance with the proxy. Proxies for use at the Meeting are being solicited by the Company’s Board of Directors. Proxies are being mailed to Shareholders on or about November 20, 2009 and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone or by other personal contacts. The Company will bear the cost of the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

        On November 1, 2009 there were 21,591,088 Common Shares (par value 0.01 Euro per share) of the Company outstanding and entitled to vote.

AGENDA ITEMS

1.	Annual Report of Management

        The Board of Directors’ Annual Report on the management of the business of the Company for the year ended December 31, 2008, is submitted to the Shareholders pursuant to the laws of the Netherlands Antilles.

        A majority of the votes cast is required for the approval of the Board of Directors’ Annual Report.

The Board of Directors Recommends a Vote FOR Item 1

2.	Financial Statements

        The Company’s Consolidated Balance Sheets as of December 31, 2008 and related Consolidated Statements of Operations (profit and loss account) and Cash Flows for the year ended December 31, 2008, are submitted to the Shareholders pursuant to the laws of the Netherlands Antilles and the Articles of Incorporation the Company adopted in conformity therewith.

        A majority of the votes cast is required for the approval and adoption of the financial results as set forth in such financial statements.

The Board of Directors Recommends a Vote FOR Item 2

3.	Discharge of Board of Directors

        The discharge of the Board of Directors for the management of the affairs of the Company for the year ended December 31, 2008, is submitted to the Shareholders.

        A majority of the votes cast is required for the discharge of the Board of Directors for the management of the affairs of the Company.

The Board of Directors Recommends a Vote FOR Item 3

4.	Election of Board of Directors

        (a) The slate of nominees for election to the Board of Directors of the Company, Guy Bernstein, Roni Al Dor, Eyal Ben-Chlouche, Yacov Elinav, Uzi Netanel, Naamit Salomon, and United International Trust N.V., is submitted to the Shareholders for election to serve as directors of the Company until the next annual general meeting of shareholders of the Company.

        Please consider the following information regarding the individuals who will comprise the Company’s Board of Directors, assuming the election of the 7 nominees.

        Guy Bernstein has served as a director of the Company since January 1, 2007 and was appointed Chairman of the Board of Directors on November 12, 2009. Mr. Bernstein joined the Emblaze Group as Chief Financial Officer and member of the Board of Directors in April 2004 and was appointed Group Chief Executive Officer in December 2006. Prior to joining Emblaze, Mr. Bernstein served as Chief Financial and Operations Officer of Magic Software Enterprises (“Magic”) (NASDAQ: MGIC), a position he held since 1999. He also acted as the Interim CEO for Magic’s subsidiaries: MSE Israel Ltd. and Coretech Consulting Group. Mr. Bernstein joined Magic from Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, where he acted as senior manager from 1994 to 1997. Mr. Bernstein also serves as Chief Executive Officer of Formula, Chairman of the Board of Magic and Chairman of the Board of Matrix IT Ltd. Mr. Bernstein is a Certified Licensed Public Accountant and holds a BA in Accounting and Economics from Tel Aviv University

        Roni Al Dor joined the Company as President and Chief Executive Officer in November 2005 and has served as a director of the Company since November 2005. Prior to joining the Company, Mr. Al Dor was one of the two founders of TTI Team Telecom International Ltd. (“TTI”), a global supplier of operations support systems to communications service providers and from August 1996 until 2004, Mr. Al Dor served as President of TTI. Prior to that, Mr. Al Dor served as TTI’s Co-President from November 1995 until August 1996 and its Vice President from September 1992 to November 1995. During his service in the Israeli Air Force, Mr. Al Dor worked on projects relating to computerization in aircrafts. Mr. Al Dor is a graduate of the military computer college of the Israeli Air Force, studied computer science and management at Bar Ilan University and attended the Israel Management Center for Business Administration.

        Eyal Ben-Chlouche has served as a director of the Company since August 15, 2008, Mr. Ben-Chlouche served as the Commissioner of Capital Market Insurance and Savings at the Israeli Ministry of Finance from 2002 through 2005, where he was responsible for implementation of fundamental reforms in pension savings. Prior to that, he served as a Deputy Commissioner of Capital Market Insurance and Savings and as a Senior Foreign Exchange and Investment Manager in the Foreign Exchange Department of the Bank of Israel. He also served as an Investment Officer in the Foreign Exchange Department of the Bank of England, in London. Mr. Ben-Chlouche served as Chairman of the Board of Directors of the Shahar Group, Chairman of the Advisory Board of Directors of the Shekel Group until the end of 2007 and serves as a director of Matrix IT Ltd. and Migdal Holding Ltd. Mr. Ben-Chlouche also serves as Chairman of the Advisory Board of the Caesarea Center for Capital Markets and Risk Management. In 2005, Mr. Ben-Chlouche served as a member of the Bachar Committee on Capital Market Reform in Israel. Mr. Ben-Chlouche is an independent director.

        Naamit Salomon has served as a director of the Company since September 2003. She held the position of Chief Financial Officer of Formula from August 1997 until August 2009.  Ms. Salomon also serves as a director of Magic Software Enterprises (“Magic”) (NASDAQ: MGIC). From 1990 through August 1997, Ms. Salomon was a controller of two large, privately held companies in the Formula Group. Ms. Salomon holds a BA in economics and business administration from Ben Gurion University and an LL.M. from the Bar-Ilan University.

        Yacov Elinav has served as a director of the Company since March 2005. For over 30 years, Mr. Elinav served in various positions at Bank Hapoalim B.M., which is listed on the London and Tel Aviv Stock Exchanges, including over 10 years as a member of the Board of Management, responsible for subsidiary and related companies.  From 1992 through 2006, Mr. Elinav served as Chairman of the Board of Directors of Diur B.P. Ltd., the real estate subsidiary of Bank Hapoalim. Since August 2004, Mr. Elinav has served as Chairman of the Boards of Directors of DS Securities and Investments, Ltd. and DS Provident Funds Ltd. Mr. Elinav also serves on the Board of Directors of several other public and private companies. Mr. Elinav is an independent director.

        Uzi Netanel has served as a director of the Company since March 2005. He has served as Chairman of the Board of Directors of Maccabi Group Holdings Ltd. since 2005. From 2004 through 2007, Mr. Netanel served as Chairman of the Board of Directors of MLL Software & Computers Industries Ltd. and as Chairman of the Executive Committee of Carmel Olephines.  From 2001 through 2003, Mr. Netanel served as a partner in the FIMI Opportunity Fund.  From 1993 through 2001, he served as Active Chairman of Israel Discount Capital Markets and Investments Ltd. From 1997 to 1999, Mr. Netanel served as Chairman of Poliziv Plastics Company (1998) Ltd. Mr. Netanel also serves on the Board of Directors of Israel Oil Refineries, Carmel Olephines, Gaon Real Estate, The Maman Group, Acme Trading , Harel-PIA funds, Scope Metals Ltd.(external director) and Oil Refineries Ltd (alternate director). Mr. Netanel is an independent director.

        United International Trust N.V. (“UIT”) is a corporate body organized and existing under the laws of the Netherlands Antilles. It, or one of its predecessor entities, has provided the Company with corporate-related services since April 1990, including serving as the Company’s transfer agent and register, maintaining the corporate-related records of the Company, and filing various corporate documents and the annual corporate tax return with the governmental authorities in the Netherlands Antilles. UIT was established by former shareholders of Intertrust (Curaçao) N.V., which subsequently operated under the names of MeesPierson Intertrust (Curaçao) N.V. and Fortis Intertrust (Curaçao) N.V.

        A majority of the votes cast is required for the election of the Board of Directors.

        (b) The shareholders will also be requested to ratify the non-re-election of Mr. Eli Reifman as director and Chairman of the Board of Directors and Ms. Hadas Gazit Kaiser as a director.

        A majority of the votes cast is required for the ratification of the non-re-election of the above persons.

The Board of Directors Recommends a Vote FOR Items 4 (a) and 4(b)

5.	Appointment of Auditors

        Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, has been selected by the Board of Directors as independent public accountants to audit the accounts of the Company for the year ending December 31, 2009.

        A majority of the votes cast is required for the approval of the appointment of Kost Forer Gabbay & Kasierer as independent public accountants to audit the accounts of the Company for the year ending December 31, 2009.

The Board of Directors Recommends a Vote FOR Item 5

6.	Other Matters

        The Board of Directors knows of no other matters to be presented at the Meeting. If any additional matter should be presented properly, it is intended that the enclosed proxy will be voted in accordance with the discretion of the persons named in the proxy.

        Shareholders are urged to complete and return their proxies promptly in order, among other things, to ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of each of the proposals described in this Proxy Statement.

By Order of the Board of Directors Roni Al Dor President and Chief Executive Officer

Curaçao, Netherlands Antilles
November 17, 2009

SAPIENS INTERNATIONAL CORPORATION N.V.

PROXY FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS
DECEMBER 17, 2009
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY.

Mr. Gregory Elias, United International Trust N.V., Mr. Roni Giladi, Mr. Ron Al Dor, or any of them with power of substitution in each, are hereby authorized to represent the undersigned at the Annual General Meeting of Shareholders of Sapiens International Corporation N.V. (the “Company”) to be held at the Company’s registered office located at Landhuis Joonchi, Kaya Richard J. Beaujon z/n, Curaçao, Netherlands Antilles, on December 17, 2009 at 10:00 am, (Curaçao time), and at any adjournments or postponements thereof, and thereat to vote, as indicated on the reverse side of this proxy card, the same number of Common Shares, par value 0.01 Euro per share, of the Company as the undersigned would be entitled to vote if then personally present.

THE SHARES REPRESENTED BY THE PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR THE ADOPTION OF THE PROPOSED RESOLUTION. THE PROXIES ARE AUTHORIZED IN THEIR DISCRETION TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE ANNUAL GENERAL MEETING, OR ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

SAPIENS INTERNATIONAL CORPORATION N.V.

December 17, 2009

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

˜ Please detach along perforated line and mail in the envelope provided. ˜

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
4(a).	To elect the following slate of nominees to the Board of Directors of the Company to serve as directors of the Company until the next annual general meeting of shareholders of the Company:					FOR	AGAINST	ABSTAIN
		NOMINEES:		1.	To approve the Board of Directors' annual report on the management of the business of the Company for the year ended December 31, 2008.	☐	☐	☐
☐	FOR ALL NOMINEES	¡ ¡	Guy Bernstein Eyal Ben-Chlouche
☐ ☐	WITHHOLD AUTHORITY FOR ALL NOMINEES FOR ALL EXCEPT (See instructions below)	¡ ¡ ¡ ¡ ¡	Roni Al Dor Yacov Elinav Uzi Netanel Naamit Salomon United International Trust N.V.	2.	To adopt the Company's Consolidated Balance Sheet as of December 31, 2008 and the related Consolidated Statements of Operations (profit and loss account) and Cash Flows for the year then ended.	☐	☐	☐
				3.	To approve the discharge of the Board of Directors for the management of the affairs of the Company for the year ended December 31, 2008.	☐	☐	☐

				4(b).	To ratify the non-re-election of Mr. Eli Reifman as director and Chairman of the Board of Directors and Ms. Hadas Gazit Kaiser as a director.	☐	☐	☐

INSTRUCTIONS:	To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here: ˜	5.	To approve the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as independent public accountants to audit the accounts of the Company for the year ending December 31, 2009.	☐	☐	☐

		6.	To transact such other business and to take action upon such other matters as may properly come before the meeting or any adjournment thereof.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.